UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            TECUMSEH PRODUCTS COMPANY
 -------------------------------------------------------------------------------
                                (Name of issuer)

                              CLASS B COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of class of securities)

                                   878-895101
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
 -------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                 MARCH 28, 2014
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  878-895101

--------------------------------------------------------------------------------
1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)        PF
--------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization      UNITED STATES
--------------------------------------------------------------------------------
  Number of           (7) Sole Voting Power         192,126
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    192,126
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned             192,126
    by each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)     3.8%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------


ITEM 1.   Security and Issuer

     Class B (voting) common stock of Tecumseh Products Company ("the Company"), 5683 Hines Drive, Ann Arbor, MI 48108.


ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his natural lifetime.


ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $1,210,722.50 have been used to effect the purchases. The purchaser maintains the shares in a margin account at a retail stock broker, which allows him to borrow against the shares in the ordinary course of business.


ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes. While his ownership is below the 5% threshold that requires the filing of
Schedule 13D, Stabosz is filing for two reasons: 1) to announce his intent to vote FOR the proposed "collapse" of the Company's Class A and Class B common stock into one class ("the Recapitalization Proposal"), and 2) to request that the board of directors bring directly to the shareholders any opportunity to sell the entire Company, at a price of $9 per share or higher. (Stabosz has no knowledge any specific plans or proposals to acquire the Company, but believes there may have been one such proposal, approximately 15 months ago.) The reporting person declines to express his voting intentions on the other matters to be voted on at the April 30, 2014 annual meeting.

     Even though the Recapitalization Proposal will dilute all Class B holders' voting power in Tecumseh, for no direct compensation, Stabosz intends to vote in favor of the Recapitalization Proposal for the following reasons:

1) The current dual class share structure is unwieldly and confusing. Converting to one share class, with a single 4 letter stock symbol, should increase trading liquidity for both the Class A and Class B shares, decrease trading spreads, and will encourage a broader base of shareholders (especially institutional) to consider the Company's stock for purchase.

2) The historical trading discount of the Class B shares will no longer "cast a pall" on the Company, and Class B shareholders will no longer be "perversely punished" for retaining their exclusive voting authority. Meanwhile, the granting of voting authority to Class A shareholders will result in a "win-win" situation.

3) The shift of share voting authority to the Class A shares will facilitate potential strategic or financial buyers in viewing the Company as "for sale" or acquirable...or otherwise increases the chances of asset rich Tecumseh being "put in play."

     The reporting person also owns 77,349 shares of the Company's Class A common stock, and intends to vote those shares in favor of the Recapi-talization Proposal.

     With regard to a potential sale of the company, the reporting person believes it was a major failure on the part of the former Chairman of the Board, as the chief overseer of asset sales, to miss out on a critical window of opportunity to sell the Company's Brazilian foundry, and excess land in India. The Company is now put in a more challenging position of needing to pursue a restructuring of its global operations, without the additional cash on hand from such asset sales. Owing to this additional risk, the reporting person believes that management should seriously entertain any bids to sell the entire Company, and that should any bid of $9 per share or higher materialize, it should be taken directly to the entire shareholder base for a vote.

     The reporting person intends to review his investment in the Company on a continual basis and engage in discussions with management and the Board of Directors concerning the governance, business, operations, and future plans of the Company. Depending on various factors, including, without limitation, the Company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the Company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

     Other than as indicated above, the reporting person has no plans or proposals which relate to, or could result in, any matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on March 28, 2014, the reporting person has sole voting and dispositive power over 192,126 shares of Tecumseh Products Company's Class B common stock. According to the Company's 2013 Form 10-K, as of March 3, 2014 there were 5,077,746 Class B common shares outstanding. The reporting person is therefore deemed to own 3.8% of the Company's Class B common stock. The reporting person has effected no transactions in the Class B shares, in the previous 60 days.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


ITEM 7.  Material to be Filed as Exhibits

None

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  03/31/14
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor